

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

Via E-mail
Ms. Tricia L. Fulton
Chief Financial Officer
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243

      Re: Sun Hydraulics Corporation
               Form 10-K
               Filed March 12, 2013
               File No. 0-21835

Dear Ms. Fulton:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 29, 2012

Results for the 2012 fiscal year, page 18

1. You state "A stronger than expected fourth quarter allowed us to achieve our highest top line year ever." This was echoed in the fourth quarter earnings release and the earnings call transcript. On page 23, you disclose that the changes in certain working capital accounts were primarily related to "slower business conditions in the fourth quarter of 2012." Please explain or reconcile these two statements within the context of the micro- and macro-economic factors significantly affecting your results of operations, financial condition and liquidity.

Liquidity and Capital resources, page 22

2. Please tell us and in future filings disclose the amount outstanding under your credit facilities.

3. Please tell us and disclose in future filings if you were in compliance with all covenants as of fiscal year-end.

4. We note your disclosure of material debt covenants including the required ratios/amounts. In future filings, please disclose the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please show us what your disclosure would have looked like for 2012 in response to this comment.

18. Segment Reporting, page 52

5. We note herein and elsewhere throughout your document your change to a single reportable segment in manufacturing, marketing, selling and distributing your products worldwide, whereas prior to 2012, you had four operating and reportable segments based on the geographic location of your subsidiaries. You state that "Management believes the discrete financial information of the Company's individual foreign subsidiaries is no longer representative of the business level in those locations, and management no longer makes decisions or assesses performance based on this information." In order for us to further assess this matter, please provide to us the CODM reports for the last three years and two quarters of 2013. We may have further comment.

Exhibit 10.4

6. We note that you have not filed the exhibits and the schedules to the Amended and Restated Credit and Security Agreement dated August 11, 2011 filed with your 10-K on March 14, 2012. Please file a complete copy of this agreement with your next filing.

Schedule 14A filed on April 12, 2013

7. We note that in response to comment 10 of our letter dated November 3, 2008 you agreed that in future filings you would disclose that your code of ethics applies to all employees, including the Chief Executive Officer, Chief Financial Officer, and the person performing the functions of a controller. However, it does not appear that you have included these additional disclosures in your current filing. Please include these disclosures in future filings.

8. We note that in response to comment 11 of our letter dated November 3, 2008 you agreed that in future filings you would clarify whether and the manner in which the Compensation Committee benchmarks compensation against compensation of other companies. However, it does not appear that you have provided these disclosures. Please include these disclosures in future filings. Please also show us what your disclosure would have looked like for 2012 in response to this comment.

9. We note that in response to comment 12 of our letter dated November 3, 2008 you agreed that in future filings you would disclose the elements of individual performance you consider when deciding to increase or decrease the salaries of your executive officers. However, it does not appear that you have disclosed the elements of individual performance you consider when deciding to increase or decrease the salaries of your executive officers. In future filings, please provide these disclosures. Please also show us what your disclosure would have looked like for 2012 in response to this comment.

10. We note that in response to comment 13 of our letter dated November 3, 2008 you agreed that in future filings you would elaborate on the manner in which the Compensation Committee establishes the amount of the monetary pool used for long-term compensation, its use of surveys and other compensation data, as well as internal compensation information. You also agreed to provide greater clarity as to how employee performance is evaluated. However, it does not appear that you have included the expanded disclosures. Please provide these disclosures in future filings. Please also show us what your disclosure would have looked like for 2012 in response to this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or, in her absence, Jay Ingram, Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief